May 2, 2005

Ms. Ellie Quarles

Special Counsel

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C.  20549

Re:                               Zumiez Inc. Registration Statement on Form S-1 (Reg. No. 333-122865)

Dear Ms. Quarles:

On behalf of our client, Zumiez Inc. (the “Company”), we are hereby furnishing you with additional information that you requested in connection with your review of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”).   Pursuant to our phone conversation, you requested that the Company provide detail on the approval process relating to the decision to proceed with the offering contemplated by the Registration Statement (the “IPO”) as well as certain documents relating to Zumiez Holdings LLC (the “Holding Company”).

This will confirm that the decision to proceed with the IPO was made by the Board of Directors of the registrant, Zumiez Inc.  As requested, we are furnishing herewith a copy of the Holding Company’s Shareholder Agreement, as amended.  As disclosed in the Registration Statement, most of the provisions of the Shareholder Agreement terminate upon consummation of the IPO (other than the registration rights and certain other non-material terms).  For your information, we are also filing a draft Termination Agreement that the members of the Holding Company anticipate entering into in order to specify certain procedural issues surrounding the dissolution of the Holding Company and the distribution of its assets (which consist solely of a fixed number of shares of stock of the Company).    This distribution will occur in accordance with and pursuant to the Limited Liability Company Agreement (the “Operating Agreement”) of the Holding Company, a copy of which has been filed as Exhibit 10.10 to the Registration Statement.

As stated in the Company’s previous response letter, the shares that will be distributed by the Holding Company to its members were acquired by the Holding Company in 2002 and will be transferred to such persons under the terms of the Holdings LLC Agreement for no consideration.  The term “sale” is defined in Section 2(3) of the Act as a disposition for “value.”  The transfer of the Company’s common stock held by the Holding Company to its members pursuant to the terms of the Operating Agreement will not constitute a disposition of securities for value since such recipients will merely receive in such transfer that which they already indirectly and beneficially own (i.e., the assets of the Holding Company).  Neither the Holding Company nor the Company will receive any consideration or other value in connection with the distribution.  The distribution will not involve an “offer to sell” or a “sale” of such common stock within the meaning of Sections 2(3) or 5 of the Act, and, therefore, the registration of such common stock under the Act in connection with the distribution is not required.

We hope that the foregoing addresses the concerns of the Staff and the Office of the Chief Counsel.  Please do not hesitate to call the undersigned at (206) 370-7809 if you have any further questions or comments with respect to the foregoing.

Very truly yours,

Preston Gates & Ellis LLP

By:	/s/ Gary J. Kocher

cc:                                 Pradip Bhaumik

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C.  20549

Richard M. Brooks

Brenda I. Morris

Zumiez Inc.

6300 Merrill Creek Parkway

Suite B

Everett, WA  98203

Chris K. Visser, Esq.

Preston Gates & Ellis LLP

925 Fourth Avenue

Suite 2900

Seattle, WA  98104

Eric S. Haueter, Esq.

Sidley Austin Brown & Wood LLP

555 California Street

San Francisco, CA  94104